May 28, 2018

Mr. David Hastings
Delivered by email:

Dear David,

Re: Signing Bonus
Further to our discussions and the employment offer outlined in the attached Executive Employment Agreement between you and Arbutus Biopharma, Inc. (“Arbutus” or the “Company”), effective June 11, 2018 (the “Start Date”), I am pleased to offer a signing bonus as follows:

Should you accept the terms of the Executive Employment Agreement and commence employment on the Start Date, you will be eligible for a $75,000.00 signing bonus, to be paid on the first scheduled payday following completion of your first month of employment, subject to required withholdings. You agree that should you resign your position with Arbutus within eighteen (18) months of your Start Date, you will repay the signing bonus paid, net of taxes.
If you are in agreement with these terms, please sign where indicated below and return a signed copy of this letter to my attention. Should you have any questions regarding this letter, the Executive Employment Agreement, or anything else, please do not hesitate to call me.
Best regards,

Mark Murray
President and Chief Executive Officer

ACCEPTED AND AGREED:
DAVID HASTINGS

(Signature)

Date